FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 31, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ (for past years through calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated October 31, 2006 announcing the acquisition of ProlX Pharmaceuticals Corporation	3

Signature Page	6

NEWS RELEASE
FOR IMMEDIATE RELEASE

Biomira Announces Acquisition of ProlX Pharmaceuticals

- Company to Host Conference Call at 11:00 a.m. ET -

EDMONTON, ALBERTA, CANADA — October 31, 2006 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that it has acquired ProlX Pharmaceuticals Corporation, of Tucson, Arizona, and Houston, Texas, a privately-held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer. ProlX is developing small-molecule drugs that inhibit redox and cell-survival signaling proteins.

The acquisition will give Biomira a broadly-based portfolio of oncology products, including one product candidate expected to enter phase 3 by year end (Stimuvax®), one product expected to enter phase 2 in the current quarter (PX-12), and two products expected to begin clinical trials over the next 6 to 12 months, as well as several additional pre-clinical candidates.

“The acquisition of ProlX is a transformative event for Biomira, expanding and diversifying our pipeline of cancer therapies in development,” said Robert L. Kirkman, M.D., President and CEO. “The combined programs will give us products in several phases of clinical development directed against multiple targets, diversifying risk while retaining our focus on the treatment of solid tumors. This is a major step toward our goal of building a leading oncology franchise.”

Lynn Kirkpatrick, Ph.D., President and CEO of ProlX, who will join Biomira as Chief Scientific Officer, noted, “ProlX has built a diversified pipeline of novel drugs through structural design and targeted combinatorial chemistry, based on our research on targets which regulate cancer cell growth and cell death. I am delighted to be joining with Biomira and excited by the opportunity this transaction creates to accelerate the development of our drugs.”

Promptly following closing Biomira will pay U.S. $3 million in cash and approximately 17,878,000 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. In addition, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of U.S. $5 million is due upon the initiation of the first phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of U.S. $10 million is due upon regulatory approval of a ProlX product in a major market. Finally, under certain circumstances, ProlX shareholders may also receive a share of revenue from a potential collaboration agreement for a ProlX product in a specified non-oncology indication.

ProlX Products in Development

PX-12 is an inhibitor of thioredoxin. Increased thioredoxin levels in cancer cells have been linked to the aggressive proliferation of solid tumors, including colon, lung, and gastric cancers. PX-12 is currently being evaluated in a phase 1b trial in patients with advanced gastrointestinal cancers. A randomized phase 2 trial comparing two dose levels of PX-12 in patients with advanced pancreatic cancer who have progressed on gemcitabine or a gemcitabine containing regimen is expected to start in the current quarter. An initial phase 1 trial involving 38 patients with advanced metastatic cancer showed that PX-12 was well tolerated and produced a decrease in plasma concentrations of thioredoxin that was significantly correlated with increased patient survival. Seven of the 38 patients achieved stable disease of up to 322 days.

PX-478 is an inhibitor of hypoxia inducible factor-1α (HIF-1α), a protein responsible for initiating the process of tumor blood vessel growth, or angiogenesis. PX-478 is the first direct inhibitor of this protein to be described. PX-478 is effective when delivered orally, and has shown marked tumor regressions and growth inhibition in model systems across a range of cancers, including ovarian, renal, prostate, colon, pancreatic, and breast cancer. PX-478 is in late stage pre-clinical development and is expected to begin its first clinical trial in the first half of 2007.

PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI-3-kinase)/PTEN/Akt pathway, an important survival signaling pathway that is activated in many types of human cancer. PI-3-kinase is over expressed in a number of human cancers, especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation and inhibition of apoptosis. The PI-3-kinase inhibitor PX-866 induces prolonged inhibition of tumor PI-3-kinase signaling following both oral and intravenous administration and has been shown to have good in vivo anti-tumor activity in human ovarian and lung cancer, as well as intracranial glioblastoma, tumor models. PX-866 is in late pre-clinical development.

PX-316 is the first in a new class of chemical inhibitors of Akt-mediated survival signaling, has shown anti-tumor activity in animal models of colon and breast cancer, and is undergoing more extensive pre-clinical development.

Stimuvax®

Formerly known as BLP25 Liposome Vaccine (L-BLP25), Stimuvax® is a synthetic MUC1 peptide vaccine. Stimuvax® incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery. Stimuvax® is designed to induce an immune response to cancer cells. In a phase 2b trial conducted by Biomira in patients with Stage IIIb and IV non-small cell lung cancer, the median survival in the subset of patients with locoregional Stage IIIB disease was 30.6 months for patients receiving Stimuvax, compared with 13.3 months for patients in the control arm. A phase 3 trial of Stimuvax in patients with Stage III non-small cell lung cancer is expected to begin by year end. The trial will be conducted by Merck KGaA of Darmstadt, Germany, under terms of a licensing arrangement with Biomira.

About ProlX
ProlX Pharmaceuticals Corporation is a private biotechnology company located in Tucson, AZ and Houston, TX, dedicated to the discovery of novel therapies for the treatment of cancer. The Company’s small molecule drug pipeline and discovery efforts target redox and survival signaling pathways.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

Conference Call
Biomira will host a conference call to discuss the acquisition of ProlX at 11:00 a.m. ET today, October 31, 2006. The conference call will be broadcast live on the Internet on the Company’s website, www.biomira.com and at:
http://phx.corporate-ir.net/playerlink.zhtml?c=78683&s=wm&e=1407777. The call will be archived through November 30, 2006.

# # #

This release may contain forward-looking statements, including the anticipated benefits of the acquisition, expectations regarding the development and timing of clinical trials in relation to acquired products, development of our product pipeline and related diversification of risk, building a leading oncology franchise, potential new employees resulting from the acquisition and possible future payments related to the acquisition agreement.  Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, the timing and results of regulatory reviews, the safety and efficacy of the products, and the possibility of future payments.  Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct or that the Company will have sufficient resources to fund clinical trials.  All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Biomira Company Contacts:

Robert L. Kirkman, M.D.
President and CEO
(780) 450-3761

U.S. Contact - Financial Dynamics:
Media:
Jonathan Birt - (212) 850-5634/ jbirt@fd-us.com
Investors:
John Capodanno - (212) 850-5705 / jcapodanno@fd-us.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: October 31, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and
Chief Financial Officer